UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

BLUE SQUARE – ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha'ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Contact: Blue Square-Israel Ltd. Elli Levinson-Sela General Counsel & Corporate Secretary Telephone: 972-3-9282670 Fax: 972-3-9282498 Email: ellils@bsi.co.il

BLUE SQUARE ANNOUNCES ALLEGED EXTORTION OF BLUE SQUARE RELATING TO THE OPERATIONS OF THE BUSINESS

ROSH HAAYIN, Israel, August 2, 2007 – Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”) announced that an Israeli court lifted its order prohibiting publication of the details of a police investigation into an attempted extortion of Blue Square and its subsidiary, Blue Square Chain Investments and Properties Ltd. (“BSIP”).

The Israel Police detained for investigation a few days ago suspects in connection with an attempted extortion of Blue Square and of BSIP. This followed a complaint filed by Blue Square to the police after a lawyer approached Blue Square on behalf of his supposed client who claimed of supposed defects in the operation of the meat division of the Park Raanana Mega store operated by BSIP. The lawyer demanded the payment of millions of Israeli shekels by Blue Square in order that he not publicize the claimed defects and not file a class action, and in order that he transfer to Blue Square all the material in his possession, including a videotape suspected of being fabricated. The court extended the detention of the suspects who are suspected of committing crimes of extortion, and directed that the suspects be later transferred to detention in their homes. Although the videotape is suspected of being fabricated, the videotape has been transferred to the Health Ministry for inspection.

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 181 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of Blue Square, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of Blue Square’s accounting policies, as well as certain other risks and uncertainties which are detailed in Blue Square’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2006.